UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 2-19-03
0-17871

March 14, 2003

Beverly Evans
Davis, Brown, Koehn, Shors & Roberts, P.C.
The Financial Center
666 Walnut Street, Suite 2500
Des Moines, IA 50309-3993

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2003

Re: Eagle Food Centers, Inc.
Incoming letter dated February 19, 2003

Dear Ms. Evans:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to Eagle by Woodrow W. Wood. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Woodrow W. Wood
520 Ashland Avenue
Aurora, IL 60505

DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.

Attorneys and Counselors at Law

The Financial Center
666 Walnut Street, Suite 2500
Des Moines, Iowa 50309-3993
Fax: (515) 243-0654

Telephone: (515) 288-2500
Web: www.lawiowa.com

4201 Westown Parkway
Suite 300
West Des Moines, Iowa 50266
Fax: (515) 246-7997

February 19, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Eagle Food Centers, Inc. - Stockholder Proposals Submitted by Woodrow W. Wood

Ladies and Gentlemen:

Our client, Eagle Food Centers, Inc., a Delaware corporation ("Eagle"), received a letter dated September 3, 2002 from Woodrow W. Wood (the "Proponent") submitting alternative proposals (the "Proposals") for inclusion in Eagle's proxy card and other proxy materials for the next annual meeting of Eagle stockholders.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Eagle, we respectfully request confirmation that the Staff of the Commission will not recommend enforcement action if, for the reasons explained below, Eagle excludes both of the Proposals from its proxy card and other proxy materials to be distributed to its stockholders in connection with its annual meeting.

Attached to this letter is a copy of the September 3, 2002 correspondence from the Proponent regarding the Proposals. A copy of this letter, along with the attachment, is being mailed on this date to the Proponent informing him of Eagle's intention to omit both of the Proposals from its 2003 proxy materials. This letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2003 proxy materials with the Commission.

GROUNDS FOR OMISSION:

We believe both of the Proposals may be excluded from Eagle's proxy materials because the Proponent failed to meet the minimum eligibility requirements set forth in Rule 14a-8(b)(1).

DISCUSSION:

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on a proposal at the shareholders' meeting for a least one year as of the date of submission of the proposal, and must continue to hold those securities through the date of the meeting.

According to the Proponent's letter, the Proponent owns 100 shares of Eagle stock. Eagle currently has approximately 3,110,935 shares of stock outstanding. One percent (1%) of this amount would be approximately 31,109 shares. The Company's stock price over the twelve-month period prior to the date of this letter ranged from $0.11 to $1.55 per share. At its highest point during the last twelve-month period, the Proponent's shares were worth approximately $155. Therefore, on September 3, 2002, the date of Proponent's letter, the Proponent did not own, and could not have continuously held for a period of a year prior thereto, at least $2,000 in market value or 1% of the Company's shares. The Proponent has, therefore, failed to meet the minimum eligibility requirements set forth in Rule 14a-8(b)(1).

CONCLUSION:

Pursuant to Rule 14a-8(j), the Company hereby respectfully submits six copies of the Proponent's letter containing the Proposals, and six copies of this letter explaining the basis for omission of the Proposals from Eagle's proxy materials for 2003.

Please contact me with any questions. I may be reached at the above phone number or toll free by dialing my direct line, (877) 946-7893. In the event you disagree with the conclusion in this letter, we respectfully request the opportunity to confer with you prior to the determination of the staff's final position. Please acknowledge receipt of this letter and enclosure by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.

Beverly Evans

BE/crw
cc: Woodrow Wood
Randy McMurray

02/05/03 13:49 EAGLE FOOD CENTERS → 2430654 NO.814 P03

Woodrow W. Wood
520 Ashland Avenue
Aurora, Illinois 60505
Ph. 630-851-3964

520 Ashland Avenue

Aurora, Illinois 60505

September 3, 2002

To CEO of Eagle Foods Inc.

P.o. Box 6700

Rock Island, Illinois 61201

Dear Sir:

Several years ago I acquired 400 shares of your stock through your initial offering. In all these years Ihave never recieved one cent of dividend. However through reverse split I now have only 100 shares and the whole lot is worth little more than what I paid for one. For that number of reasons I have come to the conclusion that it is time for the company to throw in the towel.

I wish to put in the following proposition at the next share holders meeting: Since the company has not been nor does it show likelyhood of showing a profit fot the Stockholders be it resolved that the company liquidate and return any cash that is left to the share holders.

AS AN ALTERNATIVE TO ABOVE AND BY SEPARATE VOTE

Let us freeze all salaried and retainer fees at present setting, and pay twenty percent of money due with non interest bearing notes . The notes not to be cashable until the sixth quartely consecutive dividend of at 1 least one cent per share. Said notes to be cashable "one per pay period" whether that be weekly, monthly, or as recieved.

Money retained by such a plan could speed up liquidation of debt.

Please send me any forms that may be required to make suth proposa..

Cordially yours

Woodrow W. Wood

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eagle Food Centers, Inc.
Incoming letter dated February 19, 2003

The proposal relates to the liquidation of the company.

There appears to be some basis for your view that Eagle may exclude the proposal under rule 14a-8(b). We note that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Eagle omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Grace K. Lee
Special Counsel